Howard & Majewski LLP

February 28, 2013

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Emerging Markets Local Debt Fund (“Emerging Markets Local Debt Fund”)

Artio Total Return Bond Fund (“Total Return Bond Fund”) and

Artio Global High Income Fund (“Global High Income Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Select Opportunities Fund”)

--- File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

This letter is in response to the comments provided via telephone conference on February 11, 2013 to Post-Effective Amendment No. 60 to the Trust’s registration statement and Post-Effective Amendment No. 19 to the Select Opportunities Fund’s registration statement, each filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on December 26, 2012. The comments provided by the SEC and the responses of the Trust and the Select Opportunities Fund (each a “Registrant” and together the “Registrants”) are listed below:

PROSPECTUS

ALL FUNDS

1.	Comment: In the sections entitled “Fund Summaries - Annual Fund Operating Expenses” of the Prospectus with respect to all the Funds of the Registrants, please include the management fees and 12b-1 fees in future filings of the registration statements.

Response: The Registrants confirm that the information will be updated in the subsequent registration statement filing under Rule 485(b) and for future filings.

2.	Comment: In the sections entitled “Fund Summaries - Annual Fund Operating Expenses” of the Prospectus with respect to all the Funds of the Registrants, please provide a separate line item for acquired fees and expenses, as applicable.
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Response: For any Fund with an acquired fund and expense of over 0.01%, the Registrants will make this change as requested.

3.	Comment: In the section entitled “Fund Summaries – Expense Example” of the Prospectus with respect to all the Funds, please revise the disclosure to reflect the disclosure provided by Item 3 of Form N-1A.

Response: The Registrants will revise the disclosure for all Funds as follows:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. ~~While your return may vary, t~~The example also assumes that your investment has a 5% return each year~~, all dividends and capital gains distributions are reinvested~~ and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

4.	Comment: For any Fund that discloses that it may use derivatives to achieve its investment goal, please confirm that the Funds are using the market value of those investments to meet the 80% test and not the net-notional value.

Response: The Registrants confirm that, as of the date of this letter, the Funds use the market value of the investments for purposes of the 80% name test and not the net-notional value.

5.	Comment: For any Fund that discloses the use of derivatives, consider providing further information, such as a range or maximum portion of the Fund that may be invested in derivatives.

Response: The Registrants will revise the disclosure as follows to provide further information relating to the amount of a Fund’s assets investment in derivatives:

International Equity Fund

To achieve its investment goal the Fund may use derivatives under certain market conditions. As of October 31, 2012, the Fund had 0.50% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_ie.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase and sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including, options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily.

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International Equity Fund II

To achieve its investment goal the Fund may use derivatives under certain market conditions. As of October 31, 2012, the Fund had 0.52% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/ factsheet_ie2.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase and sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily.

Total Return Bond Fund

To achieve its investment goal the Fund may use derivatives under certain market conditions. As of October 31, 2012, the Fund had 00% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_trb.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase and sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily.

Global High Income Fund

To achieve its investment goal the Fund may use derivatives under certain market conditions. As of October 31, 2012, the Fund had 00% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_ghi.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase and sale of futures contracts, forward contracts, non-deliverable

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forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily. A swap is an agreement between two parties to exchange certain financial instruments or components of financial instruments such as streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as agreed to by the parties. A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives protection if an underlying financial instrument defaults.

Emerging Markets Local Debt Fund

To achieve its investment goal the Fund may use derivatives. As of October 31, 2012, the Fund had 0.93% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_EMLCD.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase or sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. This may include the use of a proxy hedge if the Adviser believes there is a correlation between the currency being hedged and the currency in which the proxy hedge is denominated. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily. A swap is an agreement between two parties to exchange certain financial instruments or components of financial instruments such as streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as agreed to by the parties. A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives protection if an underlying financial instrument defaults. In addition, the Fund may also enter into a short position through the use of futures, forwards and swap contracts.

Select Opportunities Fund

To achieve its investment goal the Fund may use derivatives under certain market conditions. As of October 31, 2012, the Fund had 00% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_so.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing

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exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase and sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily.

6.	Comment: For any Fund that discloses “Derivatives Risk”, please disclose the specific risks associated with the types of derivatives that are included in the list of derivatives which are principal investments.

Response: The Registrants confirm that the principal risks associated with the types of derivatives that are used by a Fund are correlation, counterparty, liquidity, operational, accounting and tax risks, each of which is disclosed in the “Derivatives Risk” Section of the prospectus.

7.	Comment: For any Fund that invests in derivatives, please list in the summary section of the prospectus the names of the derivative types that will be used as a principal investment. Confirm that each of the derivative types currently listed are principal investments.

Response: Please see the response to Comment 5 regarding the revisions to the disclosure. The Registrants confirm that the derivatives listed for each of the Funds are principal types of investments.

8.	Comment: For any Fund that includes a footnote to the Annual Fund Operating Expense table regarding expense limitations, please revise the footnote to clarify whether acquired fund fees and expenses are excluded from the expense limitation agreement.

Response: The Acquired Fund Fees and Expenses are not included in net operating expenses of the Fund and therefore not included in the calculation of the expense limitation agreements as the agreements limit the net operating expenses. The disclosure has been revised accordingly for Funds that are required to disclose Acquired Fund Fees and Expenses.

9.	Comment: For any disclosure related to below investment grade securities or high-income/high-risk fixed income instruments, please include a reference to “junk bonds”.

Response: The Registrants will make the change as requested.

10.	Comment: For principal investment strategies and risks listed in the section entitled “Fund Strategies and Risks” for all Funds, if the strategies and risks are principal move the disclosure to the summary section of the prospectus. If the strategies and risks are not principal, move them to the SAI.

Response: The Registrants confirm that the principal investment strategies and risks listed in the prospectus are principal investment strategies and risks and non-principal investment strategies and risks have been moved to the Statement of Additional Information.

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11.	Comment: In the section entitled “Risks of Investing in the Funds”, if European Sovereign Debt Risk is not a principal investment risk please move to the Statement of Additional Information.

Response: The Registrants will delete European Sovereign Debt Risk from the prospectus and move the appropriate language to the Statement of Additional Information.

12.	Comment: In the section entitled “Risks of Investing in the Funds”, if ETF Risk and Municipal Bond Risk are principal risks of the Funds please include relevant disclosure in the summary section of the prospectus.

Response: The Registrants will delete ETF Risk from the prospectus with regard to the Total Return Bond Fund, Global High Income Fund and Emerging Markets Local Debt Fund and move the appropriate language to the Statement of Additional Information. The Registrants will delete Municipal Bond Risk from the prospectus with regard to the Global High Income Fund and move the appropriate language to the Statement of Additional Information. The Registrants will add the following disclosure with regard to ETF Risk to the International Equity Fund, International Equity Fund II and Select Opportunities Fund:

ETF Risk: Investments in ETFs generally present the same primary risks as an investment in a conventional mutual fund that has the same investment objective, strategy and policies. Investments in ETFs further involve the same risks associated with a direct investment in the equity securities included in the indices or baskets the ETFs are designed to replicate. In addition, shares of an ETF may trade at a market price that is higher or lower than their net asset value and an active trading market in such shares may not develop or continue. Moreover, trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action to be appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally.

INTERNATIONAL EQUITY FUND AND INTERNATIONAL EQUITY FUND II

13.	Comment: In the first bullet under the section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus with respect to International Equity Fund and International Equity Fund II, please disclose the “other instruments” referred to in the parenthetical of the 80% test if these investments are principal investments. Please confirm that the instruments listed are principal investments. Please confirm that these “other instruments” have the same economic characteristics of equity securities.

Response: The Registrant confirms that the instruments listed are the principal investments and that the “other instruments” have the same economic characteristics of equity securities.

14.	Comment: In the third bullet under the section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus with respect to International Equity Fund and International Equity Fund II, please disclose the name of the derivative type if it is a principal investment. Please confirm that all derivatives listed are principal investments.

Response: The Registrant confirms that each of the instruments listed are principal investments and that all derivatives that are principal investments are listed.

15.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” of the Prospectus with respect to the International Equity Fund, add a Growth and Value Securities Risk and confirm that the Principal Investment Risks listed correspond to the Principal Investment
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Strategies. In the section entitled “Fund Summaries – Principal Investment Risks” of the Prospectus with respect to the International Equity Fund II, add a Mid-Cap Company Risk and a Growth and Value Securities Risk.

Response: The Registrant will make the following revisions:

International Equity Fund and International Equity Fund II

Growth Company Risk: The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

Value Company Risk: The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general.

International Equity Fund

Small and Medium-Sized Company Risk: Stocks of small and medium-sized companies tend to be more volatile and less liquid than stocks of larger companies. Compared to larger companies, small and medium-sized companies tend to have analyst coverage by fewer Wall Street firms and may trade at prices that reflect incomplete or inaccurate information. Small and medium-sized companies may have a shorter history of operations, less access to financing and a less diversified product line and be more susceptible to market pressures and therefore have more volatile stock prices and company performance than larger companies. During some periods, stocks of small and medium-sized companies, as an asset class, have underperformed the stocks of larger companies.

International Equity Fund II

Medium-Sized Company Risk: Stocks of medium-sized companies tend to be more volatile and less liquid than stocks of larger companies. Compared to larger companies, medium-sized companies tend to have analyst coverage by fewer Wall Street firms and may trade at prices that reflect incomplete or inaccurate information. Medium-sized companies may have a shorter history of operations, less access to financing and a less diversified product line and be more susceptible to market pressures and therefore have more volatile stock prices and company performance than larger companies. During some periods, stocks of medium-sized companies, as an asset class, have underperformed the stocks of larger companies.

16.	Comment: In the section entitled “Fund Strategies and Risks” of the Prospectus with respect to the International Equity Fund, please move the following disclosure to the summary section of the prospectus:

The Fund generally follows a multi-capitalization approach that focuses on mid- to large-capitalization companies, but the Fund may also invest in smaller capitalization companies.

Response: The Registrant will make the change as requested.

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TOTAL RETURN BOND FUND

17.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Total Return Bond Fund, please include disclosure regarding how the Fund defines investment grade countries and list the ratings that the Fund considers to be investment grade.

Response: The Registrant will revise the disclosure as follows:

The Fund normally invests in investment grade fixed income securities rated at the time of purchase “Baa3” or better by Moody’s Investors Service, Inc. (“Moody’s”) or “BBB-” or better by Standard & Poor’s Rating Service (“S&P”) or a comparable investment grade rating by a nationally recognized statistical rating organization. The strategy is primarily focused on U.S. dollar-denominated securities. However, the Fund may invest in non-U.S. securities denominated in local currencies including those in the emerging markets. The Adviser’s investment process is centered on analyzing macroeconomic factors across investment grade countries, which are defined as BBB- or better. These include an evaluation of interest rates, monetary and fiscal policies, expectations for inflation, trade and current account balances, budgets, political environments and other considerations. Decisions related to specific sectors of the market are driven by the Adviser’s view of U.S. and global economic cycles.

18.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus for the Total Return Bond Fund, please confirm that the dates and percentages of assets invested in government sponsored mortgage-backed securities and other asset-backed securities will be updated in the subsequent registration statement filing.

Response: The Registrant confirms that this disclosure will be updated in the subsequent registration statement filing under Rule 485(b).

19.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Total Return Bond Fund, please clarify what is meant by a “significant” portion of assets invested in mortgage-backed securities.

Response: The Registrant will revise the disclosure as follows:

The Fund may invest a ~~significant~~ proportion of its assets in mortgage-backed securities. As of October 31, 2012, the Fund had 35.36% of its net assets invested in government sponsored mortgage-backed securities.

20.	Comment: In the first bullet under the section entitled “Fund Summaries – Principal Investment Strategies” of the Prospectus with respect to the Total Return Bond Fund, please disclose the “other instruments” referred to in the parenthetical of the 80% test if these investments are principal investments. Please confirm that the instruments listed are principal investments. Please confirm that these “other instruments” have the same economic characteristics of fixed income securities.

Response: The Registrants confirm that the instruments listed are the principal investments and that the “other instruments” have the same economic characteristics of fixed income securities.

21.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Total Return Bond Fund, the Fund includes disclosure regarding investments in TBA instruments. If
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these instruments are principal investment strategies, please include in the summary section of the prospectus. If they do not represent principal investment strategies, please move to the Statement of Additional Information.

Response: The Registrants will make the change as requested.

22.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Total Return Bond Fund, the Fund includes disclosure regarding investments in ETFs. If these instruments are principal investment strategies, please include in the summary section of the prospectus. If they do not represent principal investment strategies, please move to the Statement of Additional Information.

Response: The Registrant will move the disclosure to the Statement of Additional Information:

23.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Total Return Bond Fund, please add the following disclosure to the summary section of the prospectus:

The inability to close options and futures positions also could have an adverse impact on the Fund’s ability to hedge effectively its portfolio.

Response: The Registrant will make this change as requested.

GLOBAL HIGH INCOME FUND

24.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Global High Income Fund, please disclose the “other instruments” referred to in the parenthetical of the 80% test if these investments are principal investments. Please confirm that the instruments listed are principal investments. Please confirm that the instruments listed in the parenthetical have the same economic characteristics as the principal investment strategy.

Response: The Registrant confirms that the instruments listed are the principal investments and that the instruments have the same economic characteristics as the principal investment strategy.

25.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Global High Income Fund, the Fund includes disclosure regarding investments in municipal bonds. If these instruments are principal investment strategies, please include in the summary section of the prospectus. If they do not represent principal investment strategies, please move to the Statement of Additional Information.

Response: The Registrant will revise the disclosure as follows and move the appropriate language to the Statement of Additional Information:

The Fund may invest in debt securities of U.S. or foreign corporate issuers, the U.S. Government, foreign governments, municipalities, domestic or foreign governmental entities or supranational organizations, such as the International Bank for Reconstruction and Development (the World Bank). The Fund may purchase both sovereign debt that trades within the country in which it is issued and sovereign debt that is tradable outside of the country of issuance. ~~The Fund may invest in securities (including tax-exempt securities) issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies or authorities (“Municipal Bonds”).~~

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LOCAL EMERGING MARKETS DEBT FUND

26.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Local Emerging Markets Debt Fund, please define short-term.

Response: The Registrant will revise the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including fixed income related futures, options, swaps and other instruments as well as borrowings for investment purposes) in fixed income and short term (generally less than one year) money market instruments of issuers located in emerging market countries, spot and forward foreign exchange contracts, and cash balances denominated in emerging market currencies. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy. The Fund generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, the Fund generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. The Fund may invest in derivatives denominated in any currency and such instruments will be included under the 80% of net assets policy provided the underlying asset is a fixed income or currency instrument denominated in an emerging market currency. The Fund may, but is not required to, hedge its exposure to emerging markets currencies, which may result in lower local emerging market currency exposure.

27.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Local Emerging Markets Debt Fund please disclose the “other instruments” referred to in the parenthetical of the 80% test if these investments are principal investments. . Please confirm that the instruments listed in the parenthetical have the same economic characteristics as the principal investment strategy.

Response: The Registrant confirms that the instruments listed are the principal investments and that the instruments have the same economic characteristics as the principal investment strategy.

28.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Local Emerging Markets Debt Fund, please clarify what the Fund means by “located in emerging market countries.”

Response: The Registrant will revise the disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including fixed income related futures, options, swaps and other instruments as well as borrowings for investment purposes) in fixed income and short term (generally less than one year) money market instruments of issuers located in emerging market countries, spot and forward foreign exchange contracts, and cash balances denominated in emerging market currencies. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy. The Fund generally considers an instrument to be economically tied to an emerging market country if the issuer or

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guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. With respect to derivative instruments, the Fund generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries. The Fund may invest in derivatives denominated in any currency and such instruments will be included under the 80% of net assets policy provided the underlying asset is a fixed income or currency instrument denominated in an emerging market currency. The Fund may, but is not required to, hedge its exposure to emerging markets currencies, which may result in lower local emerging market currency exposure.

29.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Local Emerging Markets Debt Fund, please consider providing further information, such as a range or maximum portion of the Fund that may be invested in derivatives.

Response: The Registrant will revise the disclosure as follows to provide further information relating to the amount of a Fund’s assets investment in derivatives:

To achieve its investment goal the Fund may use derivatives. As of October 31, 2012, the Fund had 0.93% of its net assets invested in derivatives excluding foreign exchange contracts. Please go to www.artioglobal.com/documents/factsheet_EMLCD.pdf for more current information on the Fund’s investments in derivatives. Derivatives are financial instruments whose values are derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund may use derivatives as a substitute for taking a position or reducing exposure to underlying assets. The Fund expects that derivative instruments will include~~, but are not limited to,~~ the purchase or sale of futures contracts, forward contracts, non-deliverable forwards, swaps (including credit default swaps), options (including options on futures and options on swaps), warrants, and structured notes. A forward contract is an obligation to purchase or sell an asset or, most commonly, a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward foreign currency contracts are the primary means of hedging currency exposure. This may include the use of a proxy hedge if the Adviser believes there is a correlation between the currency being hedged and the currency in which the proxy hedge is denominated. A futures contract commits the parties to a transaction at a time in the future at a price determined when the transaction is initiated and generally trade through regulated exchanges and are “marked to market” daily. A swap is an agreement between two parties to exchange certain financial instruments or components of financial instruments such as streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as agreed to by the parties. A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives protection if an underlying financial instrument defaults. In addition, the Fund may also enter into a short position through the use of futures, forwards and swap contracts.

30.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” of the prospectus for the Local Emerging Markets Debt Fund, please include the following disclosure from page 40 of the prospectus if it is a principal investment strategy. Otherwise move the disclosure to the Statement of Additional Information.
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The Fund may invest up to 5% of its net assets in precious metal or commodity-related instruments.

Response: The Registrant will move the disclosure to the Statement of Additional Information.

31.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” of the prospectus for the Local Emerging Markets Debt Fund, consider changing the diversification risk to non-diversified risk.

Response: The Registrant will revise the disclosure as follows:

~~Diversification~~Non-Diversified Risk: As a non-diversified mutual fund, a relatively high percentage of the Fund’s assets may be invested in a limited number of issuers; therefore, the Fund’s performance may be more vulnerable to changes in the market value of a single investment or similar types of investments. The Fund may own 10 to 15 securities other than investments in forward foreign currency contracts and other derivative instruments.

32.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” of the prospectus for the Local Emerging Markets Debt Fund, consider removing the “generally” from short sale risk.

Response: The Registrant will revise the disclosure as follows:

Short Sale Risk: A short sale of a security typically involves the sale of a security that is borrowed from a broker or other institution to complete the sale. Short sales expose the seller to the risk that it may be required to acquire securities to replace the borrowed securities (also known as “covering” the short position) at a time when the securities sold short have appreciated in value resulting in a loss. The seller of a short position ~~generally~~ realizes profit on the transaction if the price it receives on the short sale exceeds the cost of closing out the position by purchasing securities in the market, but ~~generally~~ realizes a loss if the cost of closing out the short position exceeds the proceeds of the short sale. Although the Fund’s potential for gain as a result of a short sale is limited to the price at which it sold the security short less the cost of borrowing the security, the potential for loss is theoretically unlimited because there is no limit to the cost of replacing the borrowed security. When making a short sale on a security, the Fund must segregate liquid assets equal to (or otherwise cover) its obligations under the short sale. Also, there is the risk that the counterparty to the short sale may fail to honor its contract terms, resulting in a loss to the Fund.

33.	Comment: In the section entitled “Fund Summaries – Performance” of the prospectus for the Local Emerging Markets Debt Fund, revise the language to provide performance information as the Fund has completed a full calendar year of investment operations.

Response: The Registrant confirm that performance information will be provided in the subsequent registration statement filing under Rule 485(b).

SELECT OPPORTUNITIES FUND

34.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Select Opportunities Fund, please add “of global issuers” to the end of the following sentence:
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Normally the Fund will invest at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes in equity securities.

Response: The Registrant will make the change as requested.

35.	Comment: In the section entitled “Fund Strategies and Risks” of the prospectus for the Select Opportunities Fund, if investments in precious metal-related securities are subject to the 15% limitation on illiquid securities please include a statement to that effect.

Response: The Registrant will revise the disclosure as follows:

Although the Fund is not permitted to make direct investments in gold bullion, the Fund is permitted to invest in gold through precious metal-related instruments relating to gold, silver, platinum and palladium including (i) the equity securities of companies that explore for, extract, process or deal in precious metals, and related options or warrants thereof, (ii) asset-based securities indexed to the value of such metals, such as ETFs, and related options thereof (iii) precious metal-related structured notes, futures and options on futures, swaps, and (iv) other indirect investments in precious metals (collectively “precious metal-related instruments”). To the extent that there is no readily available market, these securities will be treated as illiquid for purposes of the Fund’s limitation on illiquid investments.

GENERAL

36.	Comment: In the section entitled “Security Types” of the prospectus disclosure is included regarding investments in REITs. If these instruments are principal investment strategies of the Funds, please include in the summary section of the prospectus. If they do not represent principal investment strategies, please move to the Statement of Additional Information.

Response: The Registrants will delete the REITs from the section “Security Types” and will move the appropriate language to the Statement of Additional Information.

37.	Comment: Please note the maximum percentage of assets in the Cayman Islands subsidiaries at any time for the International Equity Fund, International Equity Fund II and Select Opportunities Fund. To the extent that there is a ceiling, note the maximum extent that each of the Funds plan to utilize the subsidiaries.

Response: As discussed with the Staff on the February 11, 2013 telephone call, the Adviser has not used the subsidiaries. The Adviser has confirmed that they have no intention of using the subsidiaries. Accordingly, all disclosure regarding the subsidiaries has been removed from the Registration Statement.

38.	Comment: With regard to the Cayman Islands subsidiaries for the International Equity Fund, International Equity Fund II and Select Opportunities Fund, please disclose the following:

a.	Disclose that each Fund complies with Sections 8 and 18 of the 1940 Act.

b.	Disclose that the Adviser to the subsidiary complies with Section 15 of 1940 Act.

i. Represent to the SEC that the Subsidiaries have the same Adviser.
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c.	Include the Advisory Agreement for the Subsidiary as exhibit to Registration Statement.

d.	Confirm that the Subsidiary complies with Section 17 regarding affiliated transactions and custody.

e.	Identify the Custodian and Administrator of the Subsidiary Funds.

f.	If the Funds received a Private Letter Ruling, please disclose.

g.	Disclose if any of the Principal Investment Strategies or Principal Investment Risks of the Subsidiaries are the same as the Funds.

h.	Confirm whether the Subsidiary expenses are included in the Fee Table.

i.	Confirm that the Subsidiary and the Board will agree to designate an agent for service of process in the United States.

j.	Confirm that the Fund and Board agree to the inspection of the books and records of the Subsidiary by the SEC Staff.

k.	Confirm that the Subsidiaries’ Board will sign the Funds Registration Statement.

Response: As discussed with the Staff on the February 11, 2013 telephone call, the Adviser has not used the subsidiaries. The Adviser has confirmed that they have no intention of using the subsidiaries. Accordingly, all disclosure regarding the subsidiaries has been removed from the Registration Statement.

39.	Comment: Please remove the term “NOT PART OF THE PROSPECTUS” currently included on the Funds’ privacy policy.

Response: The Registrants direct the Staff’s attention to Reg-SP 248.9(c)(2) which states that the privacy policy may be delivered with or in a prospectus. There is a cost savings for the Funds and ultimately to shareholders to have the privacy policy bound into the printed prospectus. It is the Registrants’ position that any violations of, or liability associated with, the privacy policy are governed by Reg-SP and not Section 12 of the Securities Act of 1933, as amended, and thus it is important to designate that the privacy policy is not part of the prospectus and the Registrants respectfully decline to remove the term “NOT PART OF THE PROSPECTUS”. However, the Registrants will move the privacy policy to the Funds’ semi-annual report (also allowed by Reg-SP) and remove it from the prospectus in the 2014 annual update.

Reg-SP 248.9(c)(2). Example of reasonable expectation of receipt of annual privacy notice. You may reasonably expect that consumers who share an address will receive actual notice of your annual privacy notice if you deliver the notice with or in a stockholder or shareholder report under the conditions in 17 CFR 270.30d-1(f) or 17 CFR 270.30d-2(b), or with or in a prospectus under the conditions in 17 CFR 230.154.

STATEMENT OF ADDITIONAL INFORMATION

40.	Comment: In the section entitled “Description of the Funds, Their Investments and Risks”, of the Fund’s Statement of Additional Information with regard to the International Equity Fund and International Equity Fund II, please modify the disclosure regarding the Fund’s 80% policy to make it consistent with the disclosure in the Funds’ prospectus.

Response: The Registrants will revise the disclosure as follows:

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International Equity Fund

The International Equity Fund may invest in a wide variety of international equities and equity related securities issued anywhere in the world, normally excluding the United States. The Fund generally follows a multi-capitalization approach focusing on mid- to large-capitalization companies, but the Fund may also invest in smaller capitalization companies. ~~Normally,~~Under normal circumstances, the Fund will invest~~s~~ at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes) in ~~international~~ equity securities of issuers located anywhere in the world, normally excluding the U.S. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy.

International Equity Fund II

The International Equity Fund II may invest in a wide variety of international equities and equity related securities issued anywhere in the world, normally excluding the United States. The Fund primarily will invest in issuers with mid- and large- market capitalization, which the Adviser currently views to be companies that have a market capitalization greater than $2.5 billion as determined at the time of purchase but the Fund may also invest in smaller capitalization issuers. ~~Normally~~Under normal circumstances, the Fund ~~invests~~will invest at least 80% of its net assets (including equity related futures, options, swaps and other instruments as well as borrowings for investment purposes) in ~~international~~ equity securities of issuers located anywhere in the world, normally excluding the U.S. The Fund will provide shareholders with at least 60 days’ notice prior to any changes in this policy. The Fund will typically invest in equity securities that are economically tied to foreign countries. The Fund may engage in certain hedging strategies, as described under “Common Investment Strategies” below.

41.	Comment: In the section entitled “Common Investment Strategies” of the Funds’ Statement of Additional Information, please consider adding disclosure that explains that if the Funds engage in temporary defensive positions, they may not be able to meet their investment objectives.

Response: The Registrants direct the Staff’s attention to the last sentence of the paragraph under the section entitled “Temporary Defensive Position” which states.

It is impossible to predict whether, when or for how long a Fund will employ a defensive strategy and during such time, the respective Fund may not achieve its investment objective.

42.	Comment: In the section entitled “Common Investment Strategies” of the Funds’ Statement of Additional Information with regard to the Total Return Bond Fund, please confirm that the restriction with regard to lending portfolio securities is with regard to total assets and not net assets.

Response: Net assets equal total assets less liabilities and results in a smaller percentage than total assets. Registrant confirms that it will comply with the Investment Company Act of 1940 with respect to the restriction concerning the lending of portfolio securities.

43.	Comment: In the section entitled “Proxy Voting Procedures” of the Funds’ Statement of Additional Information, please disclose the procedure that the Adviser uses to address conflicts of interest that are not addressed by the proxy voting guidelines.

Response: The Registrants will revise the disclosure as follows:

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When there are proxy voting proposals that give rise to conflicts of interest that are not addressed by the proxy voting guidelines, the Adviser’s Proxy Voting Committee will convene in an attempt to reach a decision in the best interests of the Funds. If the conflict of interest is non-material, the Adviser may vote the proxy notwithstanding the conflict. If the conflict of interest is material, the Adviser’s Proxy Voting Committee will determine the appropriate method to resolve the conflict based upon the facts and circumstances, including the importance of the proxy issue, the nature of the conflict and the relative size of the investment.

44.	Comment: In the section entitled “Additional Information Concerning Derivatives” of the Funds’ Statement of Additional Information, please change the reference to the entity claiming an exclusion under Rule 4.5 from the Fund to the Adviser.

Response: The Registrants will make the change as requested.

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

Thomas Majewski
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EXHIBIT

February 28, 2013

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Total Return Bond Fund (“Total Return Bond Fund”), and

Artio Global High Income Fund (“Global High Income Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Global Equity Fund”)

--- File Nos. 333-111901, 811-6017

Dear Ms. Rossotto:

In connection with Post-Effective Amendment No. 60 to the Trust’s registration statement and Post-Effective Amendment No. 19 to the Global Equity Fund’s registration statement, each filed on Form N-1A on December 26, 2012 (together the “Registration Statements”), the Trust and the Select Opportunities Fund (together the “Registrants”) hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Registration Statements;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statements reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statements; and

•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

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Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

Thomas Majewski
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